6400 Fiddlers Green Circle, Suite 1400 Greenwood Village, Colorado 80111 Phone: 1-844-SOBRSAFE (762-7723) www.sobersafe.com

Via Edgar

January 20, 2026

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SOBR Safe, Inc.
Registration Statement on Form S-1
Filed April 18, 2023
File No. 333-292709

Acceleration Request

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SOBR Safe, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-292709) (the “Registration Statement”) be declared effective at 4:30 p.m. ET on January 21, 2026. The Company hereby authorizes Victoria Bantz, Clark Hill PLC, counsel for the Company, to make such request on the Company’s behalf and to verbally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Victoria Bantz of Clark Hill PLC at 303-943-9279 or via email at vbantz@clarkhill.com. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Victoria Bantz via email.

Sincerely,

SOBR Safe, Inc.

By:	/s/ Christopher Whitaker
Christopher Whitaker, CFO